UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

BankAtlantic Bancorp, Inc.
(Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
065908600
(CUSIP Number)
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer
(954) 940-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	065908600

1	NAMES OF REPORTING PERSONS BFC Financial Corporation (I.R.S. No. 59-2022148)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		27,333,428

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,333,428

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	27,333,428

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	43.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

Amendment No. 3 to Schedule 13D
     This Amendment No. 3 to Schedule 13D is being filed by BFC Financial Corporation, a Florida corporation (“BFC”), to amend to the extent expressly set forth herein the Schedule 13D filed on August 28, 2008, as previously amended by Amendment No. 1 and Amendment No. 2 to Schedule 13D filed on December 17, 2008 and October 28, 2009, respectively, relating to the Class A Common Stock, par value $0.01 per share, of BankAtlantic Bancorp, Inc., a Florida corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
Item 3: Source and Amount of Funds or Other Consideration
     BFC used funds from working capital to purchase the 10,000,000 shares of the Issuer’s Class A Common Stock reported hereby. The aggregate purchase price for such shares was $15 million.
Item 4: Purpose of Transaction
     As described in further detail in the Issuer’s prospectus supplement dated June 18, 2010 (the “Prospectus Supplement”), the Issuer conducted a rights offering (the “Rights Offering”) to its shareholders as of the close of business on June 14, 2010 (the “Record Date”). In the Rights Offering, the Issuer distributed to each eligible shareholder 0.327 subscription rights for each share of the Issuer’s Class A Common Stock and Class B Common Stock owned as of the close of business on the Record Date. Fractional subscription rights were rounded up to the next largest whole number. Each subscription right (sometimes referred to herein as a “Basic Subscription Right”) entitled the holder thereof to purchase one share of the Issuer’s Class A Common Stock at the purchase price of $1.50 per share. Shareholders who exercised their Basic Subscription Rights in full were also given the opportunity to request (sometimes referred to herein as an “Over-Subscription Request”) to purchase additional shares of the Issuer’s Class A Common Stock that remained unsubscribed for at the expiration of the Rights Offering at the same $1.50 per share purchase price, subject to the determinations and allocations described in the Prospectus Supplement. The Rights Offering commenced on June 18, 2010 and expired on July 20, 2010.
     BFC acquired an aggregate of 10,000,000 shares of the Issuer’s Class A Common Stock in the Rights Offering. BFC exercised its Basic Subscription Rights to purchase 5,986,865 shares, and the remaining 4,013,135 shares were acquired by BFC pursuant to its Over-Subscription Request.
     BFC may be deemed to currently control the Issuer by virtue of its ownership and voting position. Notwithstanding BFC’s controlling interest in the Issuer, BFC does not currently have any plans that would result in any of the occurrences enumerated in (a) through (j) of this Item 4. However, BFC may from time to time make additional investments in securities of the Issuer or sell all or any part of its investment in the Issuer, in each case either in the open market or privately negotiated transactions, or otherwise formulate a plan or make a proposal to the Issuer relating to any of the other occurrences enumerated in (a) through (j) of this Item 4. Additionally,

Alan B. Levan and John E. Abdo (each of whom may be deemed to control BFC and serve as executive officers and directors of BFC) serve as Chairman and Chief Executive Officer of the Issuer and Vice Chairman of the Issuer, respectively, and, in such capacities, may in the future formulate a plan or make a proposal relating to any of the occurrences enumerated in (a) through (j) of this Item 4. These plans and proposals may relate to capital raising activities, including the potential issuance of the Issuer’s securities in public or private offerings which may be pursued at the Issuer’s parent company level, directly by the Issuer’s bank subsidiary or both. In addition, the Issuer previously announced that its Board of Directors is considering adopting a shareholder rights plan. While the shareholder rights plan, as currently contemplated, would not be adopted in response to any attempt to acquire control of the Issuer, the shareholder rights plan, if adopted, could have an anti-takeover effect and would be an impediment to a proposed takeover which is not approved by the Issuer’s Board of Directors. The Issuer may also from time to time in the future award to its executive officers and directors, including Messrs. Alan Levan and Abdo, Jarett Levan (who serves as an executive officer of the Issuer and a director of BFC) and D. Keith Cobb (who serves as a director of BFC and the Issuer), restricted shares of the Issuer’s Class A Common Stock and/or options to purchase shares of the Issuer’s Class A Common Stock, in each case under the Issuer’s stock incentive plans. Any such grants will be determined and approved by the Compensation Committee of the Issuer’s Board of Directors.
Item 5: Interest in Securities of the Issuer
     BFC and, to the best of its knowledge, its executive officers, directors and control persons, currently beneficially own shares of the Issuer’s Class A Common Stock as set forth in the following table. Unless otherwise noted, each beneficial owner has sole voting and investment power over the shares of the Issuer’s Class A Common Stock beneficially owned.

	Class A Common		Percent of
	Stock Ownership		Class A Common Stock(1)
BFC Financial Corporation(2)	27,333,428	(3)(4)(5)	43.2	%(3)
Alan B. Levan(2)	28,063,601	(6)(7)(8)	44.3	%(6)
John E. Abdo(2)	28,041,113	(6)(7)(8)	44.3	%(6)
Jarett Levan	189,088	(8)		*
D. Keith Cobb	58,535	(8)(9)		*
William Nicholson	7,368	(4)		*
Seth M. Wise	1,406	(4)(7)		*
William Scherer	296			*
Darwin Dornbush	133	(4)		*
Maria R. Scheker	62	(4)		*

*	Less than one percent.

(1)	Based on 49,939,842 shares of the Issuer’s Class A Common Stock outstanding as of May 11, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, and 13,340,379 shares of the Issuer’s Class A Common Stock issued in the Rights Offering.

(2)	BFC may be deemed to be controlled by Alan B. Levan and John E. Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s common stock representing approximately 72% of the total voting power of BFC.

(3)	BFC additionally owns 975,225 shares of the Issuer’s Class B Common Stock which are convertible at any time in BFC’s discretion on a share-for-share basis into the Issuer’s Class A Common Stock. Including these 975,225 shares of the Issuer’s Class B Common Stock, BFC may be deemed to be the beneficial owner of 28,308,653 shares of the Issuer’s Class A Common Stock, representing approximately 44.1% of the issued and outstanding shares of the Issuer’s Class A Common Stock.

(4)	Includes the following number of shares of the Issuer’s Class A Common Stock purchased in the Rights Offering: BFC — 10,000,000 shares; Mr. Nicholson — 1,817 shares; Mr. Wise - 297 shares; Mr. Dornbush — 33 shares; and Ms. Scheker — 16 shares.

(5)	Includes 98 shares held indirectly through Eden Services, Inc., a direct, wholly-owned subsidiary of BFC, and 109 shares held indirectly through ODI Program Partnership LLLP, the general partner of which is an indirect, wholly-owned subsidiary of BFC.

(6)	Includes, for each of Messrs. Alan Levan and Abdo, the 27,333,428 shares of the Issuer’s Class A Common Stock owned by BFC and, for Mr. Alan Levan, 292,369 shares of the Issuer’s Class A Common Stock held by various personal interests. Messrs. Alan Levan and Abdo may also be deemed to beneficially own the 975,225 shares of the Issuer’s Class B Common Stock owned by BFC and, therefore, Messrs. Alan Levan and Abdo may be deemed to beneficially own, in the aggregate, 29,038,826 shares and 29,016,338 shares, respectively, of the Issuer’s Class A Common Stock. These shares represent approximately 45.2% and 45.1%, respectively, of the issued and outstanding shares of the Issuer’s Class A Common Stock.

(7)	Includes beneficial ownership of the following units of interest in shares of the Issuer’s Class A Common Stock held by the BankAtlantic 401(k) Plan: Mr. Alan Levan — 15,470 shares; Mr. Abdo — 55,621 shares; and Mr. Wise 599 shares.

(8)	Includes beneficial ownership of the following shares of the Issuer’s Class A Common Stock which may be acquired within 60 days pursuant to the exercise of stock options: Mr. Alan Levan — 55,352 shares; Mr. Abdo — 36,902 shares; Mr. Cobb — 19,539 shares; and Mr. Jarett Levan —16,453 shares. Also includes the following number of shares of restricted Class A Stock: Mr. Alan Levan — 250,000 shares; Mr. Abdo — 250,000 shares; and Mr. Jarett Levan — 150,000 shares.

(9)	Includes 254 shares of the Issuer’s Class A Common Stock which are held by Mr. Cobb’s wife, as to which Mr. Cobb disclaims having voting or investment power.
     Other than as described herein, neither BFC, nor, to the best of its knowledge, any of its executive officers, directors or control persons, has effected any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 30, 2010
Date
BFC Financial Corporation
/s/ John K. Grelle
Signature
John K. Grelle/Executive Vice President and Chief Financial Officer
Name/Title